Exhibit 7

Investment Holders’ Agreement

between

Volvo Car Corporation

and

Managers

regarding

PSINV AB

June 30 2019

Table of Contents

1.	Definitions		1

2.	Interpretation		6

3.	Financing and financial performance		7

	3.1	Financing	7
	3.2	Additional financing from the Parties	7
	3.3	Dividend and capital contributions	7
	3.4	New issues	7

4.	Loyalty and objective		7

	4.1	General	7
	4.2	Division of the joint property of husband and wife	8
	4.3	Compliance with the terms of this Agreement	8

5.	PS Investment Exit or Polestar Exit		8

	5.1	General	8
	5.2	PS Investment Share Sale	8
	5.3	PS Investment IPO	9
	5.4	Polestar Exit	9
	5.5	Restructuring	10
	5.6	Exit Option	11
	5.7	Distribution of Sale Proceeds	12
	5.8	The Investor’s obligation to repurchase Securities	12

6.	Transfer of Securities		12

	6.1	Manager’s transfer of Securities	12
	6.2	Controlled Entity	13

7.	Option Rights		13

	7.1	Option Events	13
	7.2	Manager’s right to sell his/her Securities in certain situations	14
	7.3	Manager’s notice	14
	7.4	Option Notice	14
	7.5	Damages	15
	7.6	Divestment	15
	7.7	Pricing adjustments	15

8.	Terms and consequences of transfers of Securities		15

	8.1	Completion	15
	8.2	Documents	16
	8.3	Cancellation of transfers after exercise of Exit Option	16
	8.4	Transfer terms	16
	8.5	Registration	16
	8.6	Further assurance	16
	8.7	Assumption of obligations	17
	8.8	Authority to represent	17

i

9.	Determination of Fair Value		17

10.	Confidentiality		17

11.	Pledge etc		18

12.	Notices		18

13.	General		19

	13.1	Managers’ Representatives	19
	13.2	Disclaimer of reliance	20
	13.3	Variation	20
	13.4	Conflict with the articles	21
	13.5	Entire agreement	21
	13.6	No assignment	21
	13.7	No partnership	21
	13.8	Squeeze-out	21

14.	Duration and termination		22

15.	Governing law		22

16.	Arbitration		22

List of Schedules

Schedule (b)	Managers

Schedule 13.1	Power of attorney

ii

This Investment Holders’ Agreement (the “Agreement”) is made on ______ 2019 between:

(a)	Volvo Car Corporation, a Swedish private limited company with registered office at Avd. 50090 HB3S, 405 31 Göteborg, Sweden, Reg. No. 556074-3089 (the “Investor”) and

(b)	The persons whose names and addresses are set out in Schedule (b), from time to time (the “Managers”).

The Investor and the Managers are hereinafter jointly referred as “Parties” and individually a “Party”.

Background

A.	PS Investment is a holding company with an Equity Interest in Polestar. The Investor owns the majority of the shares of PS Investment. The Managers have acquired or will acquire shares in PS Investment from the Investor.

B.	This Agreement has been entered into by the Parties to govern the Managers’ holding of shares in PS Investment, and the Managers’ indirect Equity Interest in Polestar.

C.	The overriding objectives of the Managers and the Investor investing in and becoming involved in PS Investment are to develop Polestar and the Polestar Group and jointly contribute to long-term value creation.

D.	The Managers will bear any and all costs related to the establishment and administration of their own holding vehicles (if any).

1.	Definitions

In this Agreement the following definitions are used:

1.1	Act	means the Swedish Companies Act (2005:551) as amended from time to time;

1.2	Agreement	means this Investment Holders’ Agreement;

1.3	Business Day	means a day which is not a Saturday or Sunday or public holiday in Sweden or China;

1.4	Controlled Entity	has the meaning set out in Section 6.2;

1.5	Drag-Along	has the meaning set out in Section 5.2(a);

1.6	Employment/Service Contract	means the employment or service contract between a Manager and Polestar, a Polestar Group company or a company within the Volvo Car Group;

1.7	Equity Interest	means equity interest and, as applicable, any shares, shareholder loans and any other securities or financial instruments issued by Polestar from time to time (including, for the avoidance of doubt, conditional shareholders’ contributions);

1.8	Exit Option	has the meaning set out in Section 5.6(a);

1.9	Exit Price	means the direct or indirect Sale Proceeds per Security received in a PS Investment Exit or Polestar Exit or following exercise of the Exit Option, after deduction or withholding (as applicable) on a pro rata basis of (i) expected and incurred transaction costs, and (ii) an amount which the Investor reasonably deems appropriate when considering the sellers’ potential liability pursuant to the PS Investment Exit or Polestar Exit transaction documents, provided however, that such amount may not exceed the sellers’ maximum liability provided for in such transaction documents. The Exit Price shall be recalculated when reasonably deemed appropriate by the Investor, provided however, that a recalculation on a pro rata basis shall always be carried out (a) if a part of the purchase price for the Securities, which has been withheld (whether under an escrow agreement or other arrangement) is released to the Investor, and (b) when all claims against the sellers under the transaction documents have been either finally settled or time barred in accordance with the transaction documents, in which case all liabilities and costs incurred by the sellers due to such claims shall be taken into account in the recalculation on a pro rata basis;

1.10	Fair Value	means the fair market value of the Securities determined in accordance with Section 9;

1.11	Geely	means Zhejiang Geely Holding Group Company Limited, a Chinese limited company with registered address 1760 Jiangling Road, Binjiang District, Hangzhou, China, Reg. No. 91330000747735638J;

1.12	Geely Group	means Geely and its subsidiaries;

1.13	Investor	has the meaning set out in the introductory section and/or as applicable any person or entity to whom the Investor or any of its transferees or nominees transfer any of their Securities in accordance with this Agreement and is designated by Volvo Car Corporation, as applicable, as Investor;

1.14	Managers	has the meaning set out in the introductory section and/or any person from time to time adhering to this Agreement as Manager or (unless the context requires otherwise) a Manager’s Controlled Entity;

1.15	Managers’ Representatives	has the meaning set out in Section 13.1;

1.16	Material Breach	means a breach of this Agreement that is of material importance for the Investor and which has not been remedied within 10 Business Days of the Investor sending the defaulting Manager a written notice requiring him/her to remedy such breach. Notwithstanding the foregoing, unless agreed in writing between the Investor and the relevant Manager, a Material Breach shall be deemed to have occurred if a Manager:

is in breach of Section 3 (Financing and financial performance);

is in breach of Section 4 (Loyalty and objective), unless obviously not material;

is in breach of Section 5 (PS Investment Exit or Polestar Exit);

is in breach of Section 6 (Transfer of Securities);

is in breach of Section 10 (Confidentiality), not including disclosure of the existence of this Agreement;

is in breach of Section 11 (Pledge etc.);

is in breach of Section 13.8 (Squeeze-out);

attempts to revoke a power of attorney granted under the Agreement (or fails to renew such power of attorney in accordance with this Agreement);

causes damage to PS Investment or any Polestar Group or Volvo Car Group company through gross negligence, fraud, or wilful misconduct against PS Investment or any Polestar Group or Volvo Car Group company; or

wilfully acts in a manner (whether in the course of duties or otherwise) that is intended to bring the Investor or PS Investment or any Polestar Group or Volvo Car Group company into disrepute;

1.17	Option	has the meaning set out in Section 7.1;

1.18	Option Events	has the meaning set out in Section 7.1;

1.19	Option Notice	has the meaning set out in Section 7.4;

1.20	Original Investment	means, in relation to any Security, the amount paid for each such Security, taking into consideration any bonus issue or similar rearrangements of the share capital of PS Investment, less the aggregate amount of any distributions and any amounts otherwise received by such Manager (directly or indirectly) on such Securities;

1.21	Parties and/or Party	has the meaning as set out in the introductory section of this Agreement and and/or any party adhering to this Agreement in accordance with this Agreement;

1.22	Person	means any individual, firm, company, corporation, partnership or other entity, including in each case the successors of each such person;

1.23	Polestar	means:

a)	Polestar Automotive (Shanghai) Co Ltd a Chinese limited company with registered address Room 305, 3/F, Block 5, No.1181, Zhaoxian Road, Jiading District, Shanghai, China, Reg. No. 91310000MA1FL17P99,

b)	any other Person in which PS Investment holds securities or equity interest during or following a Restructuring (as designated by the Investor); or

c)	any assignee or successor of any Person in item (a) or (b) above;

1.24	Polestar Asset Sale	means a sale of all or substantially all of the assets of Polestar or its subsidiaries to any third party, other than in connection with a Restructuring;

1.25	Polestar Business	means the business of the Polestar Group from time to time;

1.26	Polestar Exit	means a Polestar Asset Sale, a Polestar Equity Sale or a Polestar IPO, but not a Restructuring;

1.27	Polestar Equity Sale	means

a)	the sale or other transfer of any part of the Equity Interest, in a single transaction or series of transactions with one or more bona fide third parties (not within the Geely Group) after the date of this Agreement resulting in that such person(s) or entity(-ies) together with any person or entity acting in concert with such person(s) or entity(-ies) holding (whether directly or indirectly) more than 50 percent of the total Equity Interest (in aggregate calculated on a fully diluted basis),

b)	after closing of sale of Equity Interest pursuant to item (a) above, any sale of Equity Interest by PS Investment to any third party (not within the Geely Group); in each case other than in connection with a Polestar IPO or a Restructuring, or

c)	the sale of all Equity Interest held by the Volvo Car Group (with the exception of the Equity Interest held by PS Investment and PS Investment China), in a single transaction or series of transactions with one or more bona fide third parties or any Person within the Geely Group;

1.28	Polestar Group	means Polestar and its subsidiaries;

1.29	Polestar IPO	means the admission to listing of Equity Interest on a Stock Exchange;

1.30	PS Investment	means:

a)	PSINV AB, a Swedish limited company with registered address 50090 HB3S, 405 31 Göteborg, Sweden, Reg. No. 559140-6409;

b)	any Person in which Managers hold securities during or following a Restructuring (as designated by the Investor); or

c)	any assignee or successor of any Person in item (a) or (b) above;

1.31	PS Investment Articles	means the articles of association of PS Investment as amended from time to time;

1.32	PS Investment Board	means the board of directors of PS Investment;

1.33	PS Investment China	means Shanghai Polestar Enterprise Management Center (Limited Partnership), a foreign invested limited partnership enterprise with registered address Room JT3389, Building 4, District B, 925 Yecheng Road, Jiading Industrial District, Shanghai, China, Reg. No. 91310000MA1FL5YK0Q;

1.34	PS Investment Exit	means a PS Investment Share Sale or a PS Investment IPO, but not a Restructuring;

1.35	PS Investment IPO	means the admission to listing of the Securities in PS Investment on a Stock Exchange;

1.36	PS Investment Share Sale	means

a)	a sale of Securities in PS Investment in a single transaction or series of transactions with one or more bona fide third parties after the date of this Agreement resulting in that such person(s) or entity(-ies) together with any person or entity acting in concert with such person(s) or entity (-ies) holding (whether directly or indirectly) more than 50 percent of the votes of all Securities in PS Investment (in aggregate calculated on a fully diluted basis); or

b)	after closing of the sale of Securities in PS Investment pursuant to item (a) above, any sale of Securities in PS Investment by the Investor to any third party other than to any new or existing Manager; in each case other than in connection with a PS Investment IPO or a Restructuring;

1.37	Restructuring	means a transaction that has the purpose of refinancing, recapitalizing, restructuring or reorganizing PS Investment or the Polestar Group (or part thereof), including: (i) a change of the capital structure of PS Investment or Polestar, (ii) a change of the structure through which PS Investment’s Equity Interest in Polestar is held, (iii) a transfer of securities in, or all or substantially all of the assets of, PS Investment or the Polestar Group to a Person which, following the transfer, will have substantially the same direct or indirect owners as the Polestar Group (or the relevant part thereof) prior to the transfer, (iv) a merger of any Polestar Group company, or (v) a refinancing by means of external lending to the Polestar Group;

1.38	Sale Proceeds	has the meaning set out in Section 5.7(a);

1.39	SCC	has the meaning set out in Section 16(a);

1.40	Securities	the shares in PS Investment and, as applicable, any shareholder loans and any other securities or financial instruments issued by PS Investment from time to time (including, for the avoidance of doubt, conditional shareholders’ contributions);

1.41	Stock Exchange	means a regulated market, multilateral trading facility or similar market place for the public trading of shares, however not including “grey trading” on any market place;

1.42	Tag-Along	has the meaning set out in Section 5.2(a);

1.43	Transfer Date	has the meaning set out in Section 8.1(a);

1.44	Volvo Cars	means Volvo Car AB, a Swedish public limited company with registered office at Avd. 50090 HB3S, 405 31 Göteborg, Sweden, Reg. No. 556810-8988; and

1.45	Volvo Car Group	means Volvo Cars and its subsidiaries.

2.	Interpretation

Any obligation of a Party shall also apply to any legal entity through which such Party holds Securities (implying, inter alia, that such legal entity will be obliged to transfer Securities in connection with an Option Event even though the Option Event may be triggered by the relevant Manager rather than the legal entity). Any act of such legal entity shall be deemed to be made by the relevant Party and the relevant Party shall be bound by such acts and liable for such acts on a joint and several basis.

3.	Financing and financial performance

3.1	Financing

PS Investment’s activities shall be financed in any way PS Investment Board considers appropriate from time to time.

3.2	Additional financing from the Parties

The Parties shall not be obliged to participate in further capital subscriptions or in providing any financial resources to PS Investment.

3.3	Dividend and capital contributions

(a)	No dividends shall be declared or paid by PS Investment, including minimum dividend (pursuant to Chapter 18, Section 11 of the Act), unless both (i) in accordance with PS Investment Articles, and (ii) with the consent of the Investor.

(b)	Capital contributions or distributions may be made between any Volvo Car Group company, Geely Group company or other shareholder in the Polestar Group, to/from any Polestar Group company, without any corresponding contribution or distribution being paid by or to any Manager or PS Investment. The Investor shall adjust for such contributions (including a market interest rate calculated from the date of the respective contribution) or distributions when determining the amount to be allocated on any Manager’s Securities under any provision in this Agreement, so that the amount allocated on the Manager’s Securities is not affected by such contributions or distributions (or any potential negative or positive tax effects for the Polestar Group as a result thereof).

3.4	New issues

(a)	Securities in PS Investment or Equity Interest in Polestar may only be issued, provided that the subscription price for any such securities issued to the Investor or any Volvo Car Group company (other than PS Investment) or Geely Group company may not be lower than the Fair Value. A Manager or PS Investment may only participate in an issue of Securities in PS Investment or Equity Interest in Polestar, respectively, if and to the extent so decided by the Investor, and each Manager waives any other right it may have to participate in any issue of such securities and understands that an issue of Securities or increase of Equity Interest in which the Managers do no participate will lead to dilution for the Managers.

(b)	The Investor does not solely control Polestar (but shares the control with Geely) but shall use reasonable efforts to ensure that Section 3.4(a) is fulfilled.

4.	Loyalty and objective

4.1	General

(a)	The Parties undertake to co-operate with a view to achieving the overall objectives of this Agreement, as set out in Background C.

(b)	The Investor shall (as between the Parties) at all times have sole control over PS Investment and each Manager undertakes to take any action required or requested by the Investor to ensure that the Investor has such control over PS Investment.

(c)	The Investor is vested with certain rights and discretions to act on behalf of the Managers under this Agreement and agrees to utilize such rights and discretions in good faith and to act loyally.

4.2	Division of the joint property of husband and wife

The Parties acknowledge that the change of ownership provisions in Section 6, the pledge in Section 11, as well as general rules on partition of matrimonial property, make it a requirement for a Party to procure that Securities or securities in a Controlled Entity, as the case may be, be kept as personal property (Sw. enskild egendom). If by way of transfer by division of joint property (Sw. bodelning) (or similar under local law), Securities or securities in a Controlled Entity are transferred, this shall not constitute a Material Breach if the breach is remedied within 30 Business Days (i.e. with effect that any Securities will be directly or indirectly wholly-owned by the relevant Manager).

4.3	Compliance with the terms of this Agreement

Each Party undertakes to act in such a way as is required for the proper fulfilment of this Agreement, including but not limited to voting in favour of proposals in accordance with this Agreement made by the Investor.

5.	PS Investment Exit or Polestar Exit

5.1	General

The Investor (together with Geely if relating to Polestar) may at any time initiate and conduct a PS Investment Exit, a Polestar Exit or a Restructuring, and each Manager shall take any action requested and comply with any instructions given by the Investor in relation thereto, including, for the avoidance of doubt, to enter into any customary agreement with the advisor(s) advising on the PS Investment Exit or Polestar Exit.

5.2	PS Investment Share Sale

(a)	If a PS Investment Share Sale is initiated, the Managers are entitled to transfer either (i) all of their Securities in PS Investment or (ii) Securities in PS Investment pro rata with the Investor (“Tag-Along”) and, upon and in accordance with the Investor’s request, obligated to transfer all or some (as determined by the Investor) of their Securities in PS Investment (“Drag-Along”) in such PS Investment Share Sale.

(b)	The Investor shall notify the Managers’ Representatives of a PS Investment Share Sale at least 10 Business Days prior to the date on which such PS Investment Share Sale is estimated by the Investor to close and shall in such notice state if the Investor wishes to exercise its Drag-Along right. If the Drag-Along right is not exercised and a Manager wishes to exercise its corresponding Tag-Along right, such Manager shall irrevocably and unconditionally commit thereto by submitting a notice to such effect to the Investor within 5 Business Days after receipt of the notice from the Investor. In the absence of such notice by a Manager, such Manager is deemed to have waived its Tag-Along right in respect of such PS Investment Share Sale.

(c)	If the Drag-Along right or Tag-Along right is exercised in relation to, or by, a Manager, the Investor shall, unless otherwise set out in this Agreement, ensure that such Manager is allowed to sell Securities on corresponding terms and conditions per Security of the same kind and class as the other Parties, save for that each Manager undertakes to accept or assume (as determined by Investor):

(i)	to receive cash consideration for its sold Securities in PS Investment; and

(ii)	if the Sale Proceeds received by the Parties in a PS Investment Share Sale are (wholly or partly) in the form of securities listed on a Stock Exchange: any obligations or restrictions (which may be greater in respect of some or all Managers than the ones applicable to the Investor, including in respect of lock-up undertakings and sell down restrictions, i.e. a restriction to sell or otherwise dispose of shares for a certain period following an IPO) imposed in accordance with recommendations by the advisor(s) advising on the PS Investment Exit or any Stock Exchange and to abide by any advice or instructions given by such persons.

5.3	PS Investment IPO

(a)	If a PS Investment IPO is initiated, each Manager undertakes to assume any obligations or restrictions (including lock-up undertakings and sell down restrictions, i.e. a restriction to sell or otherwise dispose of shares for a certain period following an IPO) imposed, and abide by all advice and instructions given, by the advisor(s) advising on PS Investment IPO or any Stock Exchange, the extent of which may be greater in respect of some or all Managers than any such obligations or restrictions applicable to the Investor.

(b)	The Parties acknowledge that it may be required or beneficial to convert some or all Securities to another kind or class of Securities in connection with a PS Investment IPO and that such conversion may be made pursuant to Section 5.5.

5.4	Polestar Exit

(a)	If a Polestar Equity Sale is initiated, the Investor shall notify the Managers’ Representatives of the Polestar Equity Sale at least 10 Business Days prior to the date on which such Polestar Equity Sale is estimated by the Investor to close and the Tag-Along right and the Drag-Along right pursuant to Section 5.2 shall apply mutatis mutandis with respect to PS Investment’s Equity Interest in Polestar, provided in case of the Tag-Along right that the Managers’ Representatives have informed the Investor within 5 Business Days after receipt of the notice from the Investor that such right is exercised. If the Managers’ Representatives exercise such right, the Investor undertakes to ensure that PS Investment transfers the relevant Equity Interest in such Polestar Equity Sale on corresponding terms and conditions as the other holders of Equity Interest of the same kind and class (subject, however, to Section 5.2(c), which shall apply mutatis mutandis).

(b)	Following a Polestar Equity Sale in which PS Investment has sold all its Equity Interest in Polestar, the Investor shall wind-up PS Investment or otherwise dissolve the structure and distribute the proceeds from such Polestar Equity Sale when, and as deemed appropriate by the Investor (acting in accordance with Section 4.1(c)), with regard to any remaining liabilities, obligations and assets following such Polestar Equity Sale, and each Manager undertakes to take any action requested by the Investor in relation thereto.

(c)	If the consideration received by PS Investment in a Polestar Equity Sale is (wholly or partly) in the form of securities listed on a Stock Exchange, no Manager may dispose of any Securities without the prior written consent of the Investor during such period of time that PS Investment is the subject of a lock-up undertaking or similar transfer restriction, i.e. a restriction to sell or otherwise dispose of shares for a certain period following an IPO.

(d)	If a Polestar IPO is initiated, the Investor shall be obligated to exercise the Exit Option in accordance with Section 5.6 and repurchase the Managers’ Securities. Managers that, in the opinion of the Investor (acting in good faith towards the Managers) and the advisor(s) advising on the Polestar IPO, should be subject of a lock-up undertaking (i.e. a restriction to sell or otherwise dispose of shares for a certain period following an IPO) shall be obligated to re-invest the net proceeds (after taxes payable) in securities in Polestar in connection with the IPO. If determined by the Investor, also Managers that should not be subject of a lock-up undertaking (in accordance with the above) shall get an opportunity to re-invest the net proceeds in securities in Polestar in connection with the IPO.

(e)	Subject to Section 5.4(c)-(d), each Manager shall be obligated to accept or assume any liabilities, obligations and restrictions (as part of a back to back arrangement with the Investor or otherwise) and take any actions as requested by the Investor in connection with or as part of a Polestar Exit that such Manager would have been obligated to accept, assume or take in connection with or as part of a PS Investment Exit pursuant to this Agreement (including, for the avoidance of doubt, any liabilities, obligations or restrictions pursuant to Sections 5.2(c) and 5.3(a)). The Managers shall, if and to the extent requested by the Investor, also be obligated to guarantee, as their own debt (Sw. proprieborgen), the due and punctual performance of the liabilities and obligations of PS Investment under any transaction documents in such Polestar Exit in proportion to their respective number of Securities.

(f)	For the avoidance of doubt, no Manager (other than the Managers’ Representatives) shall have any rights pursuant to this Section 5.4.

(g)	In the event of a listing of shares in a Polestar Group company, the Managers agree and accept that Sections 5.4(c)-(f) shall apply mutatis mutandis regarding the Managers’ obligations and responsibilities in relation to such listing.

5.5	Restructuring

(a)	The Investor may defer proceeds that Managers are entitled to in connection with a Restructuring until the 20th Business Day following the earlier of:

(i)	completion of a PS Investment Exit; and

(ii)	a distribution of proceeds to PS Investment following a Polestar Exit.

(b)	The Investor shall in connection with a Restructuring determine if, when, how and to what exchange ratio any transfer of Securities in PS Investment or the Equity Interest in Polestar (as applicable) should be made and what kind and class of securities that should be issued in the transferee as consideration for the transferred Securities or Equity Interest. The value of the securities in the transferee received by the Managers or PS Investment (as applicable) in exchange for the Securities in PS Investment or the Equity Interest in Polestar (as applicable) transferred to the transferee may, immediately after such transfer, not (as a result of such transfer) in the reasonable opinion of the PS Investment Board be lower than the value of the transferred Securities or Equity Interest immediately prior to such transfer (save, for the avoidance of doubt, that any potential benefit over time as a result of differences in the debt or equity capital structure or any remaining time value or other option element of any transferred Securities or Equity Interest may be lost and not taken into account in connection with such transfer). This Agreement shall continue to apply to the relevant Manager’s securities in the transferee unless the Investor requests that the Manager enters into or accedes to another shareholder agreement regarding the securities in the transferee (which, however, may not include obligations or restrictions in respect of the Manager that are greater than the ones included in this Agreement other than as required in order to resolve any discrepancies etc. pursuant to Section 13.3(b)), in which case the Manager shall enter into or accede to such shareholder agreement. If Securities in PS Investment are transferred in exchange for securities in another company within the Volvo Car Group in preparation for or in connection with an exit, such exit will (for the avoidance of doubt) constitute a PS Investment Exit and any provisions in this Agreement relating to a PS Investment Exit shall thus apply mutatis mutandis to such exit also before such Restructuring has been completed.

(c)	If, as a result of a Restructuring, and for as long as, PS Investment is also Polestar, the provisions regarding a Polestar Exit in this Agreement shall not apply.

5.6	Exit Option

(a)	Notwithstanding Sections 5.2-5.5, the Investor has the right to acquire all or part of the outstanding Securities if the Investor decides on a PS Investment Exit or Polestar Exit (or a Restructuring carried out in preparation for a PS Investment Exit or a Polestar Exit)(the “Exit Option”). The purchase price for the Securities when exercising the Exit Option shall correspond to the price that will be received in the following PS Investment Exit or Polestar Exit. The Investor may defer the payment of the purchase price until the 20th Business Day following the completion of a PS Investment Exit or Polestar Exit.

(b)	Any transfer of Securities after exercise of the Exit Option shall, as further described in Section 8.3, be conditional upon the completion of the PS Investment Exit or Polestar Exit;

(c)	In connection with the PS Investment Exit or Polestar Exit, each Manager shall accept or assume any liabilities, obligations and restrictions and take any actions as requested by the Investor that such Manager otherwise would have been obligated to accept, assume or take in connection with or as part of such PS Investment Exit or Polestar Exit (including, to take any action to effectuate any back to back arrangement with the Investor in respect of such liabilities, obligations or restrictions).

5.7	Distribution of Sale Proceeds

(a)	In the event of a PS Investment Exit, the Parties agree that the aggregate sale proceeds and/or value available for distribution (after deduction of transaction costs which have been pre-approved by the Investor and which shall be borne by the Parties pro rata based on such sale proceeds or the value available for distribution (as applicable)) (the “Sale Proceeds”) with respect to such PS Investment Exit may, if decided by the Investor, be paid, in the case of cash into an interest bearing bank account under the control of the Investor, and in the case of non-cash proceeds at the direction of the Investor, pending distribution of the Sale Proceeds amongst the Parties.

(b)	The Sale Proceeds shall be distributed amongst the holders of Securities in the same order as if such amounts had been distributed upon liquidation of PS Investment.

(c)	The Managers further agree and accept that the Investor shall be entitled in its sole discretion to decide upon the method to achieve the distribution of Sale Proceeds set out in Section 5.7(b), and undertake to take any action required to achieve such distribution.

5.8	The Investor’s obligation to repurchase Securities

(a)	The Investor shall have the obligation to acquire any outstanding Securities from the Managers at Fair Value within three months from the three year anniversary of this Agreement.

(b)	Notwithstanding Section 5.8(a), the Investor shall not be obligated to acquire the Securities if a PS Investment Exit or Polestar Exit is prepared for or ongoing at such time. However, if such PS Investment Exit or Polestar Exit for whatever reason is not completed, the Investor shall have the obligation to acquire any outstanding Securities within three months after such unsuccessful PS Investment Exit or Polestar Exit process has ended or the preparation process has been stopped.

(c)	If the Investor and Managers representing more than 50 percent of the aggregate number of shares in PS Investment, on a fully diluted basis held by Managers, agree, the Investor’s obligation under Section 5.8(a) shall be postponed with one year (i.e. the obligation shall apply from the fourth year anniversary of this Agreement).

6.	Transfer of Securities

6.1	Manager’s transfer of Securities

(a)	A Manager may not transfer, pledge or otherwise encumber or dispose of any of his/her Securities or any interest in any of his/her Securities or enter into any agreement in respect of the rights attached to any of his/her Securities, other than as expressly provided for in this Agreement or as pre-approved in writing by the Investor.

(b)	A Manager shall be entitled to transfer all, but not less than all, of his/her Securities after an initial period of 12 months from the date of this Agreement provided that the transferee is a bona fide third party having entered into a binding written agreement regarding the purchase of the Securities, and provided that the transferee accedes to this Agreement by executing an adherence letter in a form acceptable to the Investor (one term being that the transferee becomes subject to Section 3.3(b) to the same extent as the Manager). However, in connection with such transfer the Investor will have a right of first refusal to acquire the Securities at a price corresponding to the agreed purchase price between the relevant Manager and the bona fide third party.

(c)	For the avoidance of doubt, the transfer restrictions set out in this Section shall in no way limit the Investor’s right to acquire Securities as set out under other Sections in this Agreement.

6.2	Controlled Entity

(a)	A Manager shall be entitled to transfer his/her Securities to a company wholly-owned by him/her (a “Controlled Entity”), provided in each case that the Controlled Entity shall adhere in writing to this Agreement and that the Manager shall procure that the Controlled Entity shall at all times remain a Controlled Entity for the term of this Agreement. Accordingly, the Investor waives the Investor’s right of first refusal in accordance with Section 6.1(b) with regard to transfers in accordance with this Section 6.2.

(b)	Each Manager guarantees as its own debt (Sw. proprieborgen) the due and punctual performance of all existing and future liabilities and obligations of its Controlled Entity under this Agreement and any other agreement or document entered into or executed pursuant to this Agreement and undertakes to, at and in accordance with the Investor’s request, take any action required from time to time in order to evidence such guarantee in a separate document.

7.	Option Rights

7.1	Option Events

(a)	Each Manager hereby grants the Investor an irrevocable right (the “Option”) to purchase all or part of the Manager’s Securities (including Securities held by the Manager’s Controlled Entity) in the events (the “Option Events”) and at the purchase prices set out below:

Option Event		Purchase Price
i.	A Manager’s Employment/Service Contract is terminated by the employer for cause (i.e. not including due to redundancy (Sw. arbetsbrist))[1]	The lower of (a) Fair Value and (b) the Original Investment
ii.	A Manager gives notice of termination of his/her Employment/Service Contract within 36 months as from the first date on which the Manager became a holder of Securities (to clarify, after this time period Option Event iv still applies)	The lower of (a) Fair Value and (b) the Original Investment
iii.	A Manager’s Employment/Service Contract is terminated as a result of a Manager’s death, disability or long-term illness	Fair Value
iv.	A Manager’s Employment/Service Contract is terminated without cause or for any other reason	Fair Value
v.	A Manager commits a Material Breach of the Agreement	The lower of (a) Fair Value and (b) the Original Investment
vi.	A Manager or his/her Controlled Entity becomes bankrupt, insolvent or enters into liquidation	Fair Value
vii.	The company where the Manager has his/her Employment/Service Contract is divested or otherwise ceases to be part of the Polestar Group or the Volvo Car Group, as the case may be	Fair Value
viii.	If a Polestar Group company becomes subject to bankruptcy or insolvency proceedings or is in default under its debt financing agreements	Fair Value
ix.	During the two-month period immediately preceding the 3rd anniversary of this Agreement, and any anniversary thereafter	Fair Value
x.	If a PS Investment LP Exit (as defined in the investment holders’ agreement regarding PS Investment China) occurs in PS Investment China	Fair Value

[1]	This provision to be applied as if the Employment Protection Act (Sw. Lagen om anstiillningsskydd) were applicable to the relevant individual regardless of whether that is actually the case or not, e.g. also to managing directors. A position as board member of a Polestar Group company or a Volvo Car Group company, as the case may be, shall be deemed equivalent to a service contract when applying the leaver provisions herein.

(b)	The Option shall not be triggered by a Manager’s Employment/Service Contract being terminated if the Manager simultaneously enters into a new Employment/Service Contract.

(c)	If more than one of Option Events i - x are applicable at the same time, or become applicable before the transfer has been made, the Option Events i, ii, and v shall have precedence before any of the other Option Events, if decided so by the Investor.

(d)	Notwithstanding anything to the contrary in this Agreement but without prejudice to the Investor’s right in respect of any Securities in PS Investment, no Manager may dispose of, or subscribe for, any Securities (or prepare to do any of the foregoing) without the prior written consent of the Investor for as long as the Investor may exercise such Option pursuant to Section 7.4.

(e)	If Securities are transferred in accordance with this Agreement to a third party adhering to this Agreement but not as a Manager, Option Events i, ii, iii, iv and vii shall not apply to such adhering Party. For the avoidance of doubt, all other Option Events shall apply to such adhering Party.

(f)	Payment of the purchase price shall be made at the latest on completion of the transfer of the Securities.

7.2	Manager’s right to sell his/her Securities in certain situations

If the Option relating to Option Event iii in Section 7.1(a) is triggered, the Manager (or his/her estate, as applicable) shall have the right to sell all but not part of such Manager’s Securities to the Investor at Fair Value.

7.3	Manager’s notice

If an Option Event occurs, the Manager shall, if applicable, notify the Investor as soon as reasonably practicable. Transfers based on an Option Event shall be made on the terms set out in Section 8.

7.4	Option Notice

(a)	The Option is exercisable by delivery to the Manager of a written notice of the intention to exercise the Option (an “Option Notice”) within a period of three months from the date of the Manager’s notice of an Option Event or, if later, the date from which the Investor became aware of the Option Event. Following delivery of an Option Notice, the Option must be exercised by the Investor within three months from such date.

(b)	The right for a Manager (or his/her estate, as applicable) to sell his/her Securities under Section 7.2 is exercisable by delivery by the Manager of a written notice to exercise such right to sell within a period of three months from the date the occurrence of an event as set forth in Section 7.2. Following delivery of such notice, the Investor must purchase, and the Manager must sell, the Securities within three months from the date of the notice.

(c)	The Exit Options and the Option relating to the Option Event ix in Section 7.1 are exercisable by delivery to the Manager of an Option Notice.

7.5	Damages

A transfer based on the exercise of the Option does not exclude or reduce other sanctions or remedies resulting from a breach of the Agreement, and such transfer shall not preclude the Investor from seeking other remedies against the breaching Manager including to claim compensation for damages.

7.6	Divestment

If Option Event vii in Section 7.1 occurs as a result of the company where the Manager has his/her Employment/Service Contract being acquired by an entity controlled by the Investor, the Investor shall be entitled to decide whether to apply these leaver provisions fully or partly or to, fully or partly convert the relevant Manager’s investment into an equivalent investment plan in the new group. The value of the Manager’s investment after the conversion plus any purchase price paid for shares sold to the Investor shall be at least equal to that of the Manager’s investment prior to the occurrence of Option Event vii in Section 7.1 (as determined by the Investor acting reasonably).

7.7	Pricing adjustments

The Investor may, without consulting the Managers and with binding effect for the future for all or some Parties, amend the foregoing rules on pricing provided that such changes must not have the effect of reducing the price payable to leavers.

8.	Terms and consequences of transfers of Securities

The sale of Securities in accordance with Sections 5, 6 and 7 shall be made on the following terms, in each case to the extent applicable.

8.1	Completion

(a)	Completion of the transfer of the Securities shall take place as soon as practicable as determined by the Investor acting reasonably, in each case the “Transfer Date”.

(b)	Where this Agreement stipulates a right or obligation for the Investor to purchase Securities, the Investor shall always be entitled to designate another person or entity for such purposes including, if decided by the Investor and to the extent permissible under law, PS Investment. In case the Investor has an obligation to purchase Securities pursuant to this Agreement, the Investor shall be liable towards the relevant Managers for any lacking payment from such designated person or entity.

8.2	Documents

On or before the Transfer Date the selling Party must deliver to the purchaser in respect of the Securities which are being sold:

(a)	a duly executed agreement in a form acceptable to the Investor;

(b)	the relevant certificates issued in respect of the Securities, if any, duly endorsed to the purchaser and/or documentation evidencing the transfer of title to any other relevant Securities; or if PS Investment at that time is a company with dematerialized shares evidence that unconditional and irrevocable instructions have been given to the relevant bank in order for the Securities to be transferred to the securities account of the purchaser and for the purchaser to be registered as shareholder in the share register kept by Euroclear Sweden AB (the Swedish central securities depository and clearing house); and

(c)	in the event of a PS Investment Share Sale, a power of attorney in such form as the purchaser may request and in favour of such person as the purchaser may nominate to enable the purchaser to exercise all rights of ownership in respect of the Securities to be sold including voting rights.

8.3	Cancellation of transfers after exercise of Exit Option

If no PS Investment Exit or Polestar Exit, as applicable, is completed following transfer of Securities after exercise of the Exit Option, the Investor shall return the Securities to the Managers on a pro rata basis, including any income or rights pertaining to the Securities received by the Investor subsequent to the transfer of title to the Securities in accordance with Section 8.1.

8.4	Transfer terms

Any sale and/or transfer of Securities pursuant to this Agreement shall be on terms that the Securities:

(a)	are transferred free from all pledges and other encumbrances; and

(b)	are transferred with the benefit of all rights attaching to them.

8.5	Registration

The Parties shall, save as provided for by law, procure that a transfer of Securities is not approved for registration in PS Investment’s register of the relevant Securities unless this Agreement has been complied with.

8.6	Further assurance

(a)	Each Party shall do all things and carry out all acts, which are reasonably necessary to effect the transfer of the Securities in accordance with the terms of this Agreement in a timely fashion.

(b)	The Parties waive any and all rights or restrictions (whether pre-emption rights or otherwise) to the transfer of Securities contained in or conferred by this Agreement and PS Investment Articles to the extent necessary to ensure the transfers of Securities in accordance with this Agreement.

8.7	Assumption of obligations

The Parties shall procure that no person or entity other than the existing Parties acquires any Securities from the Managers unless it enters into a written adherence agreement agreeing to be bound by this Agreement and any other applicable agreements. The Investor shall enter into such adherence agreement on behalf of the other Parties to this Agreement.

8.8	Authority to represent

Each Manager irrevocably appoints the Managers’ Representatives (acting jointly) and the Investor (acting separately) to execute and deliver any transfer on behalf of the Manager in accordance with this Agreement, including the giving of all instructions and notifications (e.g. to banks or other financial institutions) necessary in order to transfer the Managers’ Securities. Both the Managers’ Representatives (acting jointly) and the Investor (acting separately) may receive the consideration, or as applicable the new securities, in trust (or designate it to an escrow account if so specified in the sale agreement) and cause the purchaser to be registered as the holder of the Securities. The receipt by the Investor or the Managers’ Representatives of the consideration or as applicable the new securities shall be a good discharge to the purchaser.

9.	Determination of Fair Value

(a)	The Fair Value shall be determined on a going concern basis with application of appropriate discounts to reflect the nature of the Securities being valued, consistent with the valuation principles which were applied in connection with implementation of the investment plan for the purpose of determining the Original Investment.

(b)	A valuation of the Fair Value shall be carried out by an independent financial advisor or accounting firm or by the Investor (acting in accordance with Section 4.1(c)), as determined by the Investor, if, at the relevant point in time, no valuation has been carried out in accordance with this Section 9 or if the Investor believes that the previous valuation no longer accurately reflects the Fair Value at such point in time.

10.	Confidentiality

The Managers agree not to disclose the existence of this Agreement and to keep secret and confidential and not to use, disclose or divulge to any third party or enable or cause any person to become aware of (except for the purposes of the Polestar Group’s business) any confidential information relating to the Polestar Group or the Polestar Business but excluding any information which is in the public domain (otherwise than through the wrongful disclosure by any party), disclosures by a Manager to his/her spouse and disclosures by a Manager to his/her legal and financial professional advisors (provided that the Manager shall be responsible and liable for such spouse’s and advisors’ adherence to the confidentiality undertaking herein), and disclosures required by law or by the rules of any regulatory body to which a Manager is subject or the rules of any recognized stock exchange.

11.	Pledge etc.

(a)	On the terms and subject to the conditions of this Section 11, each Manager irrevocably and unconditionally pledges to the Investor all of his/her rights, title and interest in and to the Securities held by him/her from time to time (including any dividends and other payments accruing or deriving from such Securities) for the purpose of constituting security for the due and punctual performance by the Manager of his/her several obligations and undertakings under or pursuant to this Agreement, such pledge to remain valid and enforceable until this Agreement ceases to apply to the Manager. If a Manager holds Securities through a Controlled Entity such Manager also irrevocably and unconditionally pledges to the Investor all of his/her rights, title and interest in and to the shares in such Controlled Entity on the same terms as set out above.

(b)	Without prejudicing or limiting any rights or discretions of the Investor or any other power of attorney issued to the Investor pursuant to this Agreement or otherwise, all dividends and other payments in respect of the pledged Securities shall be paid to, and any voting right and right to participate in an issue of securities may be exercised by:

(i)	the relevant Manager for as long as no breach of the Manager’s obligations and undertakings under or pursuant to this Agreement is continuing (provided that any issued securities form part of the pledge in accordance with 11(d) as of when they are subscribed for by, and allotted to, such Manager); or

(ii)	the Investor following a breach of the Manager’s obligations and undertakings under or pursuant to this Agreement by the relevant Manager and for as long as such breach is continuing (whereby such Manager shall not have a right to exercise any voting right or participate in such issue and any issued securities may only be subscribed for by, and allotted to, the Investor).

(c)	If any certificates are issued in respect of the Securities, the certificates and other documents evidencing the pledged Securities shall be deposited with the Investor.

(d)	The Parties shall make sure that any future Securities arising from new issues in PS Investment which are subscribed for by a Manager are pledged and deposited in accordance with the provisions above.

(e)	Chapter 10, Section 2 of the Swedish Commercial Code (Sw. Handelsbalken) shall not apply to the enforcement of any pledge set forth in this Section 11.

12.	Notices

(a)	Any notice in connection with this Agreement shall be in writing and delivered by hand, fax, registered post or by courier using an internationally recognized courier company.

(b)	A notice to the Investor shall be sent to the following address, or such other person or address as the Investor may notify the Managers from time to time:

Volvo Car Corporation
At. Corporate Finance
Avd. 50490, HABVS
405 31 Göteborg
SWEDEN

(c)	A notice to the Managers shall be sent to the following address, or such other person or address as the Managers may notify the Investor from time to time (and provided that a notice shall also be sent to an individual Manager concerned to the address such Manager has notified to PS Investment from time to time):

PSINV AB
Avd. 50090 HB3S
405 31 Göteborg
SWEDEN
Attention: Managers’ Representatives

(d)	A notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand, registered post or courier; or

(ii)	at the time of transmission in legible form, if delivered by fax.

13.	General

13.1	Managers’ Representatives

(a)	Each Manager is from time to time represented by (such persons being the “Managers’ Representatives”):

(i)	the CEO and CFO of the Investor, acting jointly;

(ii)	any two Managers acting jointly who have been appointed in replacement of the Persons set out in Section 13.1(a)(i) by consent of Managers holding more than 50 percent of the votes of all Securities in PS Investment held, directly or indirectly, by Managers, excluding, for purposes hereof, the Securities in PS Investment held, directly or indirectly, by the Managers’ Representatives (such replacement and appointment becoming effective on the next calendar day following notice by such Managers to the Investor of their appointment in accordance with the foregoing); or

(iii)	a person designated by the Investor, if any Manager pursuant to Section 13.1(a)(i) or (ii) ceases to be a Party to this Agreement or is subject to an Option Event and until new Managers’ Representatives have been appointed pursuant to Section 13.1(a)(ii) (such replacement and appointment becoming effective as from the Managers’ receipt of a notice from the Investor with respect thereto).

(b)	Without prejudicing or limiting any rights or discretions of the Investor or any other power of attorney issued to the Investor or the Managers’ Representatives pursuant to this Agreement or otherwise, each Manager appoints each of the Investor and the Managers’ Representatives (or any Person appointed by any of them) as its true and lawful attorney to individually on such Manager’s behalf take any action in accordance with this Agreement, including in respect of any issue of Securities in PS Investment, any transfer of Securities in PS Investment pursuant to an Exit Option, an Option or Section 6.1, the perfection or enforcement of a pledge, a PS Investment Exit, a Polestar Exit or Restructuring.

(c)	Each Manager undertakes to issue a power of attorney in the form set out in Schedule 13.1 and to ensure (including to renew the power of attorney before it expires) that the Investor, or any Person appointed by the Investor, is at all times authorized to represent such Manager at any general meeting of PS Investment.

(d)	Each Manager undertakes to, at the Investor’s or the Managers’ Representatives’ request, take any action to issue a separate power of attorney in a form satisfactory to the Investor evidencing that each of the Investor and the Managers’ Representatives, or any Person appointed by any of them, has the right to represent such Manager in accordance with Section 13.1(b).

(e)	Each Manager undertakes not to revoke, give any instruction or otherwise take any action which may limit the authority under, or challenge any action taken in accordance with, any power of attorney issued or any authorization otherwise granted pursuant to this Agreement.

(f)	The Investor may channel all its communication with the Managers through the Managers’ Representatives and the Managers’ Representatives are responsible for the communication with the Managers.

13.2	Disclaimer of reliance

The Managers confirm to the Investor that, for the purpose of entering into the transactions contemplated by this Agreement, he/she has entered into such transactions entirely on the basis of his/her own assessment of the risks and effect thereof (including, without limitation, any tax risks related to the investment).

13.3	Variation

(a)	The Investor shall be entitled to make minor amendments to the provisions of this Agreement, provided that the Managers’ Representatives approve such amendments.

(b)	The Parties furthermore acknowledge that discrepancies may be identified from time to time between this Agreement and other agreements with respect to securities in PS Investment, another Volvo Car Group company or Polestar Group company. The Parties agree that the Investor shall have the right to determine if, when and how such discrepancies shall be resolved and the Managers authorize the Investor to, on behalf of the Managers, take any action in order to resolve any such discrepancies. The Managers undertake to, if and as requested by the Investor, take any action required in order to fulfil any obligations and exercise any rights pursuant to, or otherwise comply with, such other agreements. The Investor shall act in good faith and ensure that any rights, obligations or liabilities as a result of such resolution are shared between the Investor and the Managers in proportion to their respective holding of securities in the relevant Person.

(c)	Subject to Section 13.3(a) and (b), any variation to the terms of this Agreement or termination hereof shall only be valid if agreed in writing between the Investor and Managers representing more than 50 percent of the aggregate number of shares in PS Investment on a fully diluted basis held by Managers.

13.4	Conflict with the articles

In the event of any ambiguity or discrepancy between the provisions of this Agreement and PS Investment Articles, it is intended that the provisions of this Agreement shall prevail and accordingly the Parties shall exercise any voting and other rights and powers available to them so as to give effect to the provisions of this Agreement and shall further, if necessary, procure any required amendment to PS Investment Articles.

13.5	Entire agreement

This Agreement, including any side letters, constitutes the entire understanding and agreement between the Parties with respect to the subject matters covered herein and supersedes all prior negotiations, understandings, and agreements, whether written or oral, relating to the subject matters covered herein.

13.6	No assignment

Except as otherwise expressly provided in this Agreement, no Party may, without the prior written consent of the other Parties, assign or otherwise transfer the whole or any part of this Agreement.

13.7	No partnership

The Parties have not intended for this Agreement to create any partnership between the Parties. Should this Agreement nevertheless be considered to constitute a non-trading partnership (Sw. enkelt bolag) under the Swedish Act on Partnerships, and if grounds for liquidation of the partnership should arise on the part of a Party (other than the Investor) to this Agreement the Party to which the grounds for liquidation apply shall withdraw from the partnership. In the event that the ground for liquidation is the bankruptcy of a Party, such Party shall, in the event that its bankruptcy estate resists such withdrawal, be expelled from the partnership at the request of the Investor. A withdrawal or expulsion shall trigger the Option under the terms of Section 7.1 relating to Option Event v.

13.8	Squeeze-out

No Party shall invoke any right to squeeze-out (Sw. tvångsinlösen) under Chapter 22 of the Act.

14.	Duration and termination

(a)	This Agreement shall commence on the date set out above and shall remain in force until the 10th anniversary of this Agreement and thereafter until terminated by any Party with 12 months’ written notice, or until:

(i)	the Parties agree in writing to terminate this Agreement; or

(ii)	a PS Investment Exit or Polestar Exit is completed (provided that no Manager holds any Securities after the exit),

(iii)	provided that this Agreement shall cease to have effect as regards any Party who ceases to hold Securities save for Sections 2 (Interpretation), 10 (Confidentiality), 12 (Notices), 13 (General), 15 (Governing Law) and 16 (Arbitration).

(b)	Termination of this Agreement shall be without prejudice to any liability or obligation in respect of any matters, undertakings or conditions that shall not have been observed or performed by the relevant Party prior to such termination. For the avoidance of doubt, this Section 14 concerns this Agreement as a whole, and not the applicability of the Agreement in relation to an individual Manager.

15.	Governing law

This Agreement shall be governed by the substantive laws of Sweden.

16.	Arbitration

(a)	Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce (the “SCC”).

(b)	The Rules for Expedited Arbitrations of the Arbitration Institute of the SCC shall apply, unless the SCC, taking into account the complexity of the case, the amount in dispute and other circumstances, determines, in its discretion, that the Rules of the Arbitration Institute of the SCC shall apply. In the latter case, the SCC shall also decide whether the arbitral tribunal shall be composed of one or three arbitrators.

(c)	Any dispute, controversy or claim arising in connection with this Agreement and any equivalent shareholders’ agreement(s) between the Investor and other manager(s) of the Polestar Group shall be handled in a single proceeding.

(d)	The language to be used in the arbitral proceedings shall, unless the arbitral tribunal find Swedish more appropriate, be English. The place of arbitration shall be Stockholm.

This Agreement has been executed in four copies, three for the Investor and one for the Managers.

FOR THE INVESTOR

Volvo Car Corporation

Name:	Håkan Samuelsson	Name:	Hans Oscarsson

FOR THE MANAGERS

Name:	Håkan Samuelsson	Name:	Hans Oscarsson

on behalf of all Managers by powers of attorney